Exhibit 99.2

Interim Condensed Consolidated Financial Statements of

CGI INC.

For the three and six months ended March 31, 2023 and 2022

(unaudited)

Interim Consolidated Statements of Earnings

For the three and six months ended March 31

(in thousands of Canadian dollars, except per share data) (unaudited)

		Three months ended March 31		Six months ended March 31
	Notes	2023	2022	2023	2022

		$	$	$	$
Revenue	9	3,715,324	3,268,946	7,165,596	6,361,342
Operating expenses
Costs of services, selling and administrative		3,113,317	2,745,776	6,012,925	5,316,383
Acquisition-related and integration costs	7c	20,945	2,248	40,369	4,865
Net finance costs	6	15,366	22,539	33,507	48,117
Foreign exchange loss (gain)		1,239	(438)	(2,210)	(111)
		3,150,867	2,770,125	6,084,591	5,369,254
Earnings before income taxes		564,457	498,821	1,081,005	992,088
Income tax expense		145,042	126,833	279,211	252,652
Net earnings		419,415	371,988	801,794	739,436
Earnings per share
Basic earnings per share	5c	1.78	1.55	3.40	3.06
Diluted earnings per share	5c	1.76	1.53	3.35	3.01

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	1

Interim Consolidated Statements of Comprehensive Income

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2023	2022	2023	2022

	$	$	$	$
Net earnings	419,415	371,988	801,794	739,436
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains (losses) on translating financial statements of foreign operations	76,416	(271,265)	423,297	(365,305)
Net (losses) gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	(17,551)	63,498	(80,965)	73,347
Deferred gains (costs) of hedging on cross-currency swaps	3,080	(6,137)	8,770	(6,965)
Net unrealized (losses) gains on cash flow hedges	(1,033)	3,734	(16,647)	10,967
Net unrealized gains (losses) on financial assets at fair value through other comprehensive income	949	(2,941)	1,385	(3,989)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	8,828	46,803	(1,481)	34,218
Other comprehensive income (loss)	70,689	(166,308)	334,359	(257,727)
Comprehensive income	490,104	205,680	1,136,153	481,709

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	2

Interim Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	Notes	As at March 31, 2023	As at September 30, 2022

		$	$
Assets

Current assets

Cash and cash equivalents	8c and 10	1,280,800	966,458

Accounts receivable		1,481,277	1,363,545

Work in progress		1,244,227	1,191,844

Current financial assets	10	56,457	33,858

Prepaid expenses and other current assets		187,722	189,366

Income taxes		3,329	5,137

Total current assets before funds held for clients		4,253,812	3,750,208

Funds held for clients		705,753	598,839

Total current assets		4,959,565	4,349,047

Property, plant and equipment		393,054	369,608

Right-of-use assets		513,364	535,121

Contract costs		285,469	261,612

Intangible assets		626,130	615,959

Other long-term assets		154,407	139,666

Long-term financial assets		194,145	337,156

Deferred tax assets		125,407	85,795

Goodwill		8,850,170	8,481,456
		16,101,711	15,175,420

Liabilities

Current liabilities

Accounts payable and accrued liabilities		930,702	1,016,407

Accrued compensation and employee-related liabilities		1,074,754	1,130,726

Current portion of long-term debt		756,695	93,447

Current portion of lease liabilities		156,964	157,944

Provisions		31,809	33,103

Deferred revenue		647,922	453,579

Income taxes		278,004	153,984

Current derivative financial instruments	10	5,188	5,710

Total current liabilities before clients’ funds obligations		3,882,038	3,044,900

Clients’ funds obligations		709,642	604,431

Total current liabilities		4,591,680	3,649,331

Long-term debt		2,413,586	3,173,587

Long-term lease liabilities		525,472	551,257

Long-term provisions		18,908	17,482

Other long-term liabilities		241,654	192,108

Long-term derivative financial instruments	10	7,056	6,480

Deferred tax liabilities		106,177	157,406

Retirement benefits obligations		171,936	155,045
		8,076,469	7,902,696

Equity

Retained earnings		5,863,374	5,425,005

Accumulated other comprehensive income	4	374,105	39,746

Capital stock	5a	1,464,124	1,493,169

Contributed surplus		323,639	314,804
		8,025,242	7,272,724
		16,101,711	15,175,420

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	3

Interim Consolidated Statements of Changes in Equity

For the six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2022		5,425,005	39,746	1,493,169	314,804	7,272,724

Net earnings		801,794	—	—	—	801,794

Other comprehensive income		—	334,359	—	—	334,359

Comprehensive income		801,794	334,359	—	—	1,136,153

Share-based payment costs		—	—	—	33,194	33,194

Income tax impact associated with stock options		—	—	—	11,638	11,638

Exercise of stock options	5a	—	—	69,994	(11,701)	58,293

Exercise of performance share units	5a	(2,910)	—	13,522	(24,296)	(13,684)

Purchase for cancellation of Class A subordinate voting shares	5a	(361,791)	—	(38,209)	—	(400,000)

Unrealized commitment to purchase Class A subordinate voting shares		1,276	—	103	—	1,379

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(74,455)	—	(74,455)
Balance as at March 31, 2023		5,863,374	374,105	1,464,124	323,639	8,025,242

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity

		$	$	$	$	$

Balance as at September 30, 2021		4,732,229	331,580	1,632,705	289,718	6,986,232

Net earnings		739,436	—	—	—	739,436

Other comprehensive loss		—	(257,727)	—	—	(257,727)

Comprehensive income (loss)		739,436	(257,727)	—	—	481,709

Share-based payment costs		—	—	—	25,016	25,016

Income tax impact associated with stock options		—	—	—	(3,165)	(3,165)

Exercise of stock options	5a	—	—	25,283	(4,296)	20,987

Exercise of performance share units	5a	—	—	15,577	(15,577)	—

Purchase for cancellation of Class A subordinate voting shares	5a	(547,366)	—	(103,147)	—	(650,513)

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(70,303)	—	(70,303)
Balance as at March 31, 2022		4,924,299	73,853	1,500,115	291,696	6,789,963

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	4

Interim Consolidated Statements of Cash Flows

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

		Three months ended March 31		Six months ended March 31
	Notes	2023	2022	2023	2022
		$	$	$	$

Operating activities

Net earnings		419,415	371,988	801,794	739,436

Adjustments for:

Amortization, depreciation and impairment		131,020	118,770	255,280	237,025

Deferred income tax recovery		(42,459)	(2,193)	(64,663)	(9,464)

Foreign exchange gain		(274)	(1,269)	(1,755)	(2,709)

Share-based payment costs		16,935	9,975	33,194	25,016

Gain on leases termination		(677)	(2,262)	(3,039)	(2,262)

Net change in non-cash working capital items and others	8a	(54,829)	(22,380)	53,594	(30,088)
Cash provided by operating activities		469,131	472,629	1,074,405	956,954

Investing activities

Net change in short-term investments		1,565	(2,106)	1,469	(2,106)

Business acquisitions (considering bank overdraft assumed and cash acquired)		—	(36,346)	(3,998)	(158,018)

Loan receivable		2,168	—	(19,301)	—

Purchase of property, plant and equipment		(46,446)	(32,993)	(87,717)	(75,586)

Additions to contract costs		(30,572)	(24,257)	(51,264)	(40,479)

Additions to intangible assets		(30,217)	(31,657)	(61,562)	(57,150)

Purchase of long-term investments		(975)	(2,488)	(88,000)	(8,819)

Proceeds from sale of long-term investments		5,406	4,597	20,330	11,103
Cash used in investing activities		(99,071)	(125,250)	(290,043)	(331,055)

Financing activities

Increase of long-term debt		—	—	948	—

Repayment of long-term debt		(2,911)	(4,057)	(5,789)	(330,845)

Payment of lease liabilities		(42,677)	(36,605)	(78,295)	(73,175)

Repayment of debt assumed from business acquisitions		—	—	(56,994)	(84,558)

Withholding taxes remitted on the net settlement of performance share units	5a	(362)	—	(13,684)	—

Purchase of Class A subordinate voting shares held in trusts	5a	—	—	(74,455)	(70,303)

Purchase and cancellation of Class A subordinate voting shares	5a	(400,000)	(400,000)	(410,291)	(666,915)

Issuance of Class A subordinate voting shares	5a	27,187	9,832	58,293	20,991

Net change in client funds obligations		52,729	40,004	105,108	86,062

Cash used in financing activities		(366,034)	(390,826)	(475,159)	(1,118,743)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients		9,823	(45,108)	43,309	(64,165)

Net increase (decrease) in cash, cash equivalents and cash included in funds held for clients		13,849	(88,555)	352,512	(557,009)

Cash, cash equivalents and cash included in funds held for clients, beginning of period		1,809,847	1,687,277	1,471,184	2,155,731
Cash, cash equivalents and cash included in funds held for clients, end of period		1,823,696	1,598,722	1,823,696	1,598,722

Cash composition:
Cash and cash equivalents		1,280,800	1,056,252	1,280,800	1,056,252

Cash included in funds held for clients		542,896	542,470	542,896	542,470

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	5

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business, and strategic IT consulting and systems integration services, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2022 which were consistently applied to all periods presented, except for the new accounting standard amendments adopted on October 1, 2022, as described below in Note 3, Accounting policies.

These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2022.

The Company’s interim condensed consolidated financial statements for the three and six months ended March 31, 2023 and 2022 were authorized for issue by the Board of Directors on April 25, 2023.

3.	Accounting policies

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2022:

Onerous contracts – Cost of Fulfilling a Contract - Amendments to IAS 37

In May, 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The standard amendments clarify that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract.

The implementation of these standard amendments resulted in no significant impact on the Company’s interim condensed consolidated financial statements.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments have been issued and will be effective on October 1, 2023 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

In January, 2020, the IASB amended IAS 1 Presentation of Financial Statements. The standard amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and which only impacts the presentation of liabilities in the balance sheet. The classification is unaffected by expectations about whether the Company will exercise its right to defer settlement of a liability.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	6

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.	Accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)

Disclosure of Accounting Policy Information – Amendments to IAS 1 and IFRS Practice Statement 2

In February, 2021, the IASB amended IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements to require the Company to disclose its material accounting policy information rather than its significant accounting policies.

Definition of Accounting Estimates – Amendments to IAS 8

In February, 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The following standard amendments have been issued and will be effective as of October 1, 2024 for the Company, with earlier application permitted. The Company is currently evaluating the impact of these standard amendments on its consolidated financial statements.

Information about long-term debt with covenants – Amendments to IAS 1

In October, 2022, the IASB issued standard amendments to IAS 1 Presentation of Financial Statements that aim to improve the information companies provide about long-term debt with covenants. These standard amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, these standard amendments require a company to disclose information about these covenants in the notes to the financial statements.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	7

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.	Accumulated other comprehensive income

	As at	As at
	March 31, 2023	September 30, 2022

	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $44,278 ($45,419 as at September 30, 2022)	714,829	291,532

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $56,302 ($43,936 as at September 30, 2022)	(352,655)	(271,690)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $6,103 ($4,664 as at September 30, 2022)	37,044	28,274

Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $4,745 ($10,398 as at September 30, 2022)	13,627	30,274

Net unrealized losses on financial assets at fair value through other comprehensive income, net of accumulated income tax recovery of $940 ($1,367 as at September 30, 2022)	(2,687)	(4,072)

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $13,507 ($12,095 as at September 30, 2022)	(36,053)	(34,572)

	374,105	39,746

For the six months ended March 31, 2023, $7,738,000 of the net unrealized gains on cash flow hedges, net of income tax expense of $2,714,000, previously recognized in other comprehensive income, were reclassified in the consolidated statements of earnings ($911,000 of the net unrealized gains on cash flow hedges, net of income tax recovery of $20,000, were reclassified for the six months ended March 31, 2022).

For the six months ended March 31, 2023, $6,362,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $972,000, were also reclassified in the consolidated statements of earnings ($5,325,000 and $1,921,000, respectively, were reclassified for the six months ended March 31, 2022).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	8

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B multiple voting shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$

As at September 30, 2022	211,302,549	1,456,275	26,445,706	36,894	237,748,255	1,493,169

Release of shares held in trusts[1]	—	13,522	—	—	—	13,522

Purchased and held in trusts[1]	—	(74,455)	—	—	—	(74,455)

Issued upon exercise of stock options[2]	1,121,169	69,994	—	—	1,121,169	69,994

Purchased and cancelled[3]	(3,445,096)	(38,106)	—	—	(3,445,096)	(38,106)
As at March 31, 2023	208,978,622	1,427,230	26,445,706	36,894	235,424,328	1,464,124

[1]

During the six months ended March 31, 2023, 170,088 shares held in trust were released (230,154 during the six months ended March 31, 2022) with a recorded value of $13,522,000 ($15,577,000 during the six months ended March 31, 2022) that was removed from contributed surplus.

During the six months ended March 31, 2023, the Company settled the withholding tax obligations of the employees under the performance share unit (PSU) plans for a cash payment of $13,684,000 (nil during the six months ended March 31, 2022).

During the six months ended March 31, 2023, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 640,052 Class A subordinate voting shares of the Company on the open market (643,629 during the six months ended March 31, 2022) for a cash consideration of $74,455,000 ($70,303,000 during the six months ended March 31, 2022).

As at March 31, 2023, 2,311,673 Class A subordinate voting shares were held in trusts under the PSU plans (1,845,426 as at March 31, 2022 and 1,841,709 as at September 30, 2022).

[2]

The carrying value of Class A subordinate voting shares includes $11,701,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the six months ended March 31, 2023 ($4,296,000 during the six months ended March 31, 2022).

[3]

On January 31, 2023, the Company’s Board of Directors authorized, and subsequently received the regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 18,769,394 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2023 until no later than February 5, 2024, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the three months ended March 31, 2023, the Company purchased for cancellation 3,344,996 Class A subordinate voting shares under the current NCIB from the Caisse de dépôt et placement du Québec for a total cash consideration of $400,000,000 (3,968,159 and $400,000,000, respectively during the three months ended March 31, 2022). The excess of the purchase price over the carrying value in the amount of $361,791,000 was charged to retained earnings ($315,112,000 during the three months ended March 31, 2022). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, during the six months ended March 31, 2023, the Company paid for and cancelled 100,100 Class A subordinate voting shares under its previous NCIB, with a carrying value of $778,000 and for a total cash consideration of $10,291,000, which were purchased, or committed to be purchased, but not cancelled as at September 30, 2022. During the six months ended March 31, 2022, the Company purchased 2,310,766 Class A subordinate voting shares under previous NCIB for a total cash consideration of $250,513,000 and the excess of the purchase price over the carrying value in the amount of $232,254,000 was charged to retained earnings.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	9

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

b)	Share-based payments

i)	Performance share units (PSUs)

During the six months ended March 31, 2023, 897,733 PSUs were granted, 291,635 were exercised and 127,912 were forfeited. The PSUs granted in the period had a grant date fair value of $112.44 per unit.

ii)	Stock options

During the six months ended March 31, 2023, 1,121,169 stock options were exercised (Note 5a) and 12,335 were forfeited.

c)	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended March 31:

Three months ended March 31
			2023			2022
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	419,415	235,042,445	1.78	371,988	240,299,030	1.55
Net effect of dilutive stock options and PSUs[2]		3,462,078			3,535,022
Diluted	419,415	238,504,523	1.76	371,988	243,834,052	1.53

Six months ended March 31
			2023			2022
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	801,794	235,590,459	3.40	739,436	241,641,373	3.06
Net effect of dilutive stock options and PSUs[2]		3,408,492			3,713,545
Diluted	801,794	238,998,951	3.35	739,436	245,354,918	3.01

[1]

During the three months ended March 31, 2023, 3,344,996 Class A subordinate voting shares purchased for cancellation and 2,311,673 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (3,968,159 and 1,845,426, respectively during the three months ended March 31, 2022). During the six months ended March 31, 2023, 3,445,096 Class A subordinate voting shares purchased for cancellation and 2,311,673 Class A subordinate voting shares held in trusts were excluded from the calculation of the weighted average number of shares outstanding as of the date of the transaction (6,428,925 and 1,845,426, respectively during the six months ended March 31, 2022).

[2]

The calculation of the diluted earnings per share excluded nil and 13,260 stock options, respectively, for the three and six months ended March 31, 2023 (322,815 and 318,712, respectively during the three and six months ended March 31, 2022), as they were anti-dilutive.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	10

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

6.	Net finance costs

	Three months ended March 31		Six months ended March 31
	2023	2022	2023	2022
	$	$	$	$
Interest on long-term debt	13,689	13,228	27,694	30,095
Interest on lease liabilities	7,312	6,906	14,473	14,163
Net interest costs on net defined benefit obligations or assets	1,070	535	2,161	1,334
Other finance costs	3,008	2,257	4,057	3,511
Finance costs	25,079	22,926	48,385	49,103
Finance income	(9,713)	(387)	(14,878)	(986)
	15,366	22,539	33,507	48,117

7.	Investments in subsidiaries

a)	Acquisitions and disposals

There were no significant acquisitions or disposals for the three and six months ended March 31, 2023.

b)	Business acquisitions realized in the prior fiscal year

During the three months ended March 31, 2023, the Company finalized the fair value assessment of assets acquired and liabilities assumed for Unico Computer Systems Pty Ltd with no significant adjustments.

c)	Acquisition-related and integration costs

During the three and six months ended March 31, 2023, the Company incurred $20,945,000 and $40,369,000 respectively of integration costs which mainly include terminations of employment of $8,095,000 and $15,384,000, respectively, and costs of vacating lease premises of $7,774,000 and $9,111,000, respectively.

During the three and six months ended March 31, 2022, the Company incurred $2,248,000 and $4,865,000 respectively of acquisition-related and integration costs. These amounts mainly included integration costs related to terminations of employment of $1,117,000 and $2,115,000, respectively.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	11

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.	Supplementary cash flow information

a)         Net change in non-cash working capital items and others is as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2023	2022	2023	2022
	$	$	$	$

Accounts receivable	91,972	79,546	(59,490)	(40,967)

Work in progress	(169,232)	(181,337)	(7,643)	(91,503)

Prepaid expenses and other assets	(981)	(9,647)	7,491	662

Long-term financial assets	(3,791)	7,950	(5,803)	1,900

Accounts payable and accrued liabilities	(122,167)	(5,265)	(113,732)	55,417

Accrued compensation and employee-related liabilities	(7,290)	7,354	(103,736)	(70,875)

Deferred revenue	104,789	105,111	199,270	136,721

Income taxes	45,541	(8,868)	128,341	48,102

Provisions	793	(10,753)	(3,726)	(30,064)

Long-term liabilities	3,040	(9,674)	12,453	(41,532)

Derivative financial instruments	(49)	(695)	(208)	(987)

Retirement benefits obligations	2,546	3,898	377	3,038

	(54,829)	(22,380)	53,594	(30,088)

b)         Net interest paid and income taxes paid are classified within operating activities and are as follows for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2023	2022	2023	2022
	$	$	$	$

Net interest paid	22,120	33,307	29,274	48,940

Income taxes paid	131,890	142,303	200,371	185,996

c)         Cash and cash equivalents consisted of unrestricted cash as at March 31, 2023 and September 30, 2022.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	12

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information

Since April 1, 2022, the Company is managed through the following nine operating segments, namely: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe (Germany, Sweden and Norway); United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic); and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business. The following tables present information on the Company’s operations based on its management structure. The Company has restated the segmented information for the comparative period to conform to the new segmented information structure.

								For the three months ended March 31, 2023
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	714,474	574,887	530,143	489,025	441,875	368,329	220,646	197,105	229,398	(50,558)	3,715,324
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	119,328	64,135	115,272	71,865	46,500	55,253	31,242	26,376	70,797	—	600,768

Acquisition-related and integration costs (Note 7c)											(20,945)

Net finance costs (Note 6)											(15,366)
Earnings before income taxes											564,457

[1] Total amortization and depreciation of $128,832,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $24,479,000, $21,101,000, $12,865,000, $13,954,000, $23,831,000, $9,927,000, $9,608,000, $7,814,000 and $5,253,000, respectively, for the three months ended March 31, 2023.

							For the three months ended March 31, 2022
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	547,649	506,680	495,305	438,566	412,712	343,661	190,312	183,374	193,482	(42,795)	3,268,946
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	85,273	72,071	108,314	70,984	30,007	57,429	23,010	18,992	57,528	—	523,608

Acquisition-related and integration costs (Note 7c)											(2,248)

Net finance costs (Note 6)											(22,539)
Earnings before income taxes											498,821

[1]

Total amortization and depreciation of $118,565,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $14,360,000, $16,613,000, $14,682,000, $13,445,000, $24,116,000, $10,121,000, $8,475,000, $10,515,000 and $6,238,000, respectively, for the three months ended March 31, 2022. Amortization includes an impairment in Northwest and Central-East Europe for $2,131,000 related to a business solution. This asset was no longer expected to generate future economic benefits.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	13

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

								For the six months ended March 31, 2023
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,342,602	1,140,900	1,036,516	953,054	840,078	698,276	423,904	375,206	450,821	(95,761)	7,165,596
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	196,732	146,417	234,274	145,010	77,607	100,353	60,460	52,242	141,786	—	1,154,881

Acquisition-related and integration costs (Note 7c)											(40,369)

Net finance costs (Note 6)											(33,507)
Earnings before income taxes											1,081,005

[1] Total amortization and depreciation of $252,885,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $45,040,000, $40,454,000, $26,680,000, $29,910,000, $45,373,000, $19,004,000, $18,581,000, $15,354,000 and $12,489,000, respectively, for the six months ended March 31, 2023.

								For the six months ended March 31, 2022
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	Scandinavia and Central Europe	U.K. and Australia	Finland, Poland and Baltics	Northwest and Central- East Europe	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,051,127	990,114	960,820	855,141	817,644	642,123	382,588	365,473	377,447	(81,135)	6,361,342
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	163,710	143,754	227,584	129,843	63,917	104,595	47,986	47,094	116,587	—	1,045,070

Acquisition-related and integration costs (Note 7c)											(4,865)

Net finance costs (Note 6)											(48,117)
Earnings before income taxes											992,088

[1]

Total amortization and depreciation of $236,612,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, Scandinavia and Central Europe, U.K. and Australia, Finland, Poland and Baltics, Northwest and Central-East Europe and Asia Pacific segments is $28,421,000, $33,887,000, $30,222,000, $27,297,000, $48,126,000, $19,782,000, $16,880,000, $19,079,000 and $12,918,000, respectively, for the six months ended March 31, 2022. Amortization includes an impairment in Northwest and Central-East Europe for $2,131,000 related to a business solution. This asset was no longer expected to generate future economic benefits.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2022. Intersegment revenue is priced as if the revenue was from third parties.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	14

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue, for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2023	2022	2023	2022

	$	$	$	$

Western and Southern Europe

France	626,666	463,427	1,176,608	895,250

Spain	31,195	32,001	59,242	58,896

Portugal	30,273	27,704	57,452	53,788

Others	15,051	15,562	27,292	26,429
	703,185	538,694	1,320,594	1,034,363

U.S.[1]	1,116,979	981,693	2,185,287	1,916,989

Canada	570,372	535,195	1,120,990	1,037,887

Scandinavia and Central Europe

Germany	245,649	208,856	453,336	407,227

Sweden	186,796	185,367	364,773	376,728

Norway	34,659	38,905	69,838	74,941
	467,104	433,128	887,947	858,896

U.K. and Australia

U.K.	395,495	370,673	765,439	697,979

Australia	23,072	17,572	44,468	33,726
	418,567	388,245	809,907	731,705

Finland, Poland and Baltics

Finland	217,372	189,964	419,182	381,699

Others	12,394	9,019	21,568	17,724
	229,766	198,983	440,750	399,423

Northwest and Central-East Europe

Netherlands	146,328	128,617	279,600	255,449

Denmark	26,560	32,357	51,315	63,460

Czech Republic	19,071	13,080	35,047	26,613

Others	16,661	17,693	32,535	34,303
	208,620	191,747	398,497	379,825

Asia Pacific

Others	731	1,261	1,624	2,254
	731	1,261	1,624	2,254
	3,715,324	3,268,946	7,165,596	6,361,342

[1]

External revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $625,758,000 and $491,221,000, respectively, for the three months ended March 31, 2023 ($540,151,000 and $441,542,000, respectively, for the three months ended March 31, 2022). In addition, external revenue included in the U.S. Commercial and State Government and U.S. Federal operating segments was $1,227,830,000 and $957,457,000, respectively, for the six months ended March 31, 2023 ($1,055,865,000 and $861,124,000, respectively, for the six months ended March 31, 2022).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	15

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.	Segmented information (continued)

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the three and six months ended March 31:

	Three months ended March 31		Six months ended March 31

	2023	2022	2023	2022

	$	$	$	$

Managed IT and business process services	1,953,326	1,768,403	3,795,528	3,480,361

Business and strategic IT consulting and systems integration	1,761,998	1,500,543	3,370,068	2,880,981

	3,715,324	3,268,946	7,165,596	6,361,342

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $485,526,000 and 13.1% of revenues for the three months ended March 31, 2023 ($428,002,000 and 13.1% for the three months ended March 31, 2022) and $946,021,000 and 13.2% of revenues for the six months ended March 31, 2023 ($830,543,000 and 13.1% for the six months ended March 31, 2022).

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	16

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments

FAIR VALUE

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings or at fair value through other comprehensive income.

The Company has made the following classifications:

Amortized cost

Trade accounts receivable, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations.

Fair value through earnings (FVTE)

Cash, cash equivalents, cash included in funds held for clients, derivative financial instruments and deferred compensation plan assets within long-term financial assets.

Fair value through other comprehensive income (FVOCI)

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and long-term investments within long-term financial assets.

FAIR VALUE HIERARCHY

Fair value measurements recognized in the consolidated balance sheet are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of the senior U.S. unsecured notes (2014 U.S. Senior Notes), the 5 and 10 year senior U.S. unsecured notes (2021 U.S. Senior Notes), the 7 year senior unsecured notes (2021 CAD Senior Notes), the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash, cash equivalents, cash included in funds held for clients and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

There were no changes in valuation techniques during the six months ended March 31, 2023.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	17

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the financial liabilities included in the long-term debt measured at amortized cost categorized using the fair value hierarchy:

		As at March 31, 2023		As at September 30, 2022
	Level	Carrying amount	Fair value	Carrying amount	Fair value

		$	$	$	$

2014 U.S. Senior Notes	Level 2	541,189	533,969	550,177	539,752

2021 U.S. Senior Notes	Level 2	1,340,479	1,171,126	1,361,974	1,127,739

2021 CAD Senior Notes	Level 2	596,242	519,928	595,900	503,227

Other long-term debt	Level 2	16,075	15,590	71,278	68,991

		2,493,985	2,240,613	2,579,329	2,239,709

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	18

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended March 31, 2023 and 2022

(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at March 31, 2023	As at September 30, 2022

		$	$

Financial assets

FVTE

Cash and cash equivalents	Level 2	1,280,800	966,458

Cash included in funds held for clients	Level 2	542,896	504,726

Deferred compensation plan assets	Level 1	83,786	71,863

		1,907,482	1,543,047

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		41,265	8,740

Foreign currency forward contracts		10,455	18,934

Long-term derivative financial instruments	Level 2

Cross-currency swaps		62,172	222,246

Foreign currency forward contracts		5,129	15,631

		119,021	265,551

FVOCI

Short-term investments included in current financial assets	Level 2	4,737	6,184

Long-term bonds included in funds held for clients	Level 2	162,857	94,113

Long-term investments	Level 2	18,114	16,826

		185,708	117,123

Financial liabilities

Derivative financial instruments designated as hedging instruments

Current derivative financial instruments	Level 2

Cross-currency swaps		1,724	—

Foreign currency forward contracts		3,464	5,710

Long-term derivative financial instruments	Level 2

Cross-currency swaps		2,318	1,685

Foreign currency forward contracts		4,738	4,795

		12,244	12,190

There were no transfers between Level 1 and Level 2 during the six months ended March 31, 2023.

CGI Inc. – Interim Condensed Consolidated Financial Statements for the three and six months ended March 31, 2023 and 2022	19